

Mail Stop 3720

September 22, 2015

Mr. John J. Stephens
Senior Executive Vice President
    and Chief Financial Officer
AT&T Inc.
208 S. Akard St.
Dallas, TX 75202

> **Re: AT&T Inc.**
> **Form 10-K for the Year Ended December 31, 2014**
> **Filed February 20, 2015**
> **File No. 001-8610**

Dear Mr. Stephens:

        We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                            Sincerely,

                            /s/ Robert S. Littlepage, for

                            Larry Spirgel
                            Assistant Director
                            AD Office 11 – Telecommunications